Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

The NoBaked Company
1200 Villa Pl #113
Nashville, TN 37212
https://nobakedcookiedough.com/

Up to $617,999.70 in Common Stock at $0.95
Minimum Target Amount: $123,999.70

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: The NoBaked Company
Address: 1200 Villa Pl #113, Nashville, TN 37212
State of Incorporation: DE
Date Incorporated: December 21, 2020

Terms:

Equity

Offering Minimum: $123,999.70 | 130,526 shares of Common Stock
Offering Maximum: $617,999.70 | 650,526 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.95
Minimum Investment Amount (per investor): $249.85

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Loyalty Bonus | 10% Bonus Shares

As a previous investor of NoBaked Cookie Dough, you are eligible for an additional 10% bonus shares.

Time-Based Perks

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based Perks

$1,000 | Tier 1

Receive one free pint jar 2 Pack

$2,500 | Tier 2

Receive one free pint jar 4 Pack + 15% discount for life.

$5,000 | Tier 3

Receive one free pint jar 4 Pack + 20% discount for life. + 10% bonus shares.

$10,000 | Tier 4

Receive one free pint jar 4 Pack + 20% discount for life + 20% bonus shares.

$25,000 | Tier 5

Receive one free pint jar 4 Pack + 20% discount for life + 30% bonus shares.

$50,000 | Tier 6

Receive one free pint jar 4 Pack + 20% discount for life + 40% bonus shares+ Trip to Nashville to see the production facility and dinner with the founders.

**All perks occur when the offering is completed.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

The NoBaked Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.95 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $104.5. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus[,]/[[and] the Loyalty Bonus[,]/[and the Audience Bonus]] in addition to the aforementioned bonus.

The Company and its Business

Company Overview

NoBaked Cookie Dough was founded in 2017 by Megan Feeman to provide safe-to-eat cookie dough to customers who simply could not buy that dessert anywhere in the grocery store or at a dessert shop. Many consumers have been eating raw cookie dough for years but it was never established as a snack food category. NoBaked Cookie Dough changed that.

Our cookie dough is crafted with four unique qualities that not only make it safe to eat but also make it a more enjoyable and better-for-you experience for our customers. As shown in the slides above we address the main problems in the market with edible cookie dough as well with these product qualities, uniquely positioning ourselves in a place we believe will allow us to win long term.

We use heat-treated flour and no eggs to ensure that all our products our RTE (Ready to Eat) like protein bars or any other RTE snack

We use a higher fat content (butter) than typical cookie dough recipes or formulations and use a plant-based spread, which is 52% water, to give our cookie dough a more soft and scoopable consistency when refrigerated as opposed to our competitors or other standard cookie dough.

We don't use any ingredients that taste bitter when eaten raw such as brown sugar and instead opt for cane sugar and as few ingredients as possible to achieve a sweeter taste.

We don't use any artificial dye or preservatives in our cookie dough. We are committed to making all-natural products that also honors our chef-driven and flavor-first values. For example, our Confetti Sugar does not contain any artificial food dyes and instead uses natural food coloring sourced from plants.

We were able to hone in on all these product qualities through actual testing with actual customers over the past eight years and have never stopped innovating on our products.

At NoBaked we deliver our cookie dough across three unique channels: Direct to Consumer (online), Direct to Consumer (scoop shops), and Wholesale grocery stores). Our end consumers across these channels are similar in that our brand targets women from 18 to 45. We target these customers in our direct-to-consumer channel online via Amazon and our Shopify website where we sell bundles of pint jars and also have a subscription program. In our retail shops like the one we operate on Broadway in Nashville, we sell everything from scoops of cookie dough to sundaes and milkshakes. In wholesale, we sell our pint jars via grocery stores but also deal with an extra layer of customers as a B2B2C product. We primarily distribute our products in the independent and natural grocery channel in partnership with UNFI, KeHE, and P10 Foods. These distributors are key partners and we have a nationwide presence with UNFI as of mid-2024.

NoBaked is a winning brand in the category across all three channels for four reasons.

We are Chef Driven Not Lab Driven. We focus on creating products that consumers would expect from a chef and not from a big CPG conglomerate's lab or a health food focused startups lab. We focus on the highest quality ingredients and flavor first.

We have an omni-channel presence that gives us more insight into our customer's habits and needs than a typical CPG brand and it allows us to innovate our products faster and better with more frequent customer feedback.

We manufacture all our products ourselves which allows us to apply that feedback even faster and maintain above industry average gross margins. Many CPG startups have gross margins in the low 30s and are consistently north of 50% in our wholesale channel.

We are a new and innovative snack that allows grocery stores to grow basket size and allows us to attract consumers to an additional purchase by not being directly competitive with other snacks.

The NoBaked Company is a holding company that owns three subsidiaries. NoBaked LLC handles our corporate scoop shop operations, NB IP Holding LLC holds our intellectual property, Eat The Dough LLC handles our online store operations, and NoBaked Franchising LLC handles our 3 franchised scoop shop operations.

Competitors and Industry

Industry Description and Outlook

The refrigerated dough category is part of a growing sector driven by consumer demand for convenience and ready-to-bake meal options. In 2022, the global refrigerated and frozen dough products market was valued at approximately $20.5 billion and is expected to grow at a compound annual growth rate (CAGR) of 5.5%, reaching $33.1 billion by 2030. North America dominates the market, with high demand for convenience-driven products. This indicates that the industry is in a growth phase, fueled by consumer preference for quick meal solutions and premium quality products(Zion Market Research)(Value Market Research).

Key trends include product innovation and a shift toward premium desserts, as some consumers move away from plant-based options due to budget constraints and seek more indulgent products. This opens up opportunities for brands like NoBaked, which offers indulgent, premium desserts in the refrigerated dough category.

The major customer groups in this market include grocery shoppers, premium dessert buyers, and those seeking convenience(Value Market Research).

Target Market

NoBaked's target market consists of premium dessert buyers who are seeking high-quality alternatives to traditional ice cream or cookies. These customers are drawn to affordable luxury and want indulgent desserts that provide more value. A pint of NoBaked cookie dough lasts longer than a pint of ice cream, making it an economical and indulgent choice for families.

The key demographics include women aged 18-45, typically located in urban and suburban areas, who are willing to spend more on premium products that offer both taste and value. These customers are often grocery shoppers who are looking for a treat that aligns with their desire for affordable luxury.

Size of the Primary Target Market

Assuming that 5% of the $20.5 billion refrigerated dough market is made up of edible cookie dough, this segment would be valued at approximately $1.025 billion. NoBaked aims to capture 10% of this edible cookie dough market over the next 10 years, which would amount to a potential market share of $102.5 million annually. As the overall market grows to $33.1 billion by 2030, the edible cookie dough segment could reach $1.65 billion, bringing NoBaked's potential market share to $165 million annually(

Cognitive Market Research)(Research & Markets).

Competitive Analysis

NoBaked competes with both mass-market and premium brands in the edible cookie dough space. The key competitors include:

Nestlé Toll House (Mass Market): A dominant brand known for affordability and high brand recognition. However, it lacks premium ingredients and innovation.

Pillsbury (Mass Market): Well-established in the refrigerated dough category, offering affordable products but without a focus on premium or indulgent offerings.

Deux (Premium/Health-Focused): A competitor in the premium segment, focusing on health-conscious, plant-based cookie dough. While appealing to health-driven consumers, it lacks the indulgent focus of NoBaked.

Sweet Loren's (Premium/Health-Focused): Known for gluten-free and dairy-free cookie dough, this brand appeals to health-conscious consumers but does not cater to those seeking indulgence.

Ben & Jerry's Cookie Dough Chunks (Premium): With strong brand equity, Ben & Jerry's offers cookie dough chunks as a snackable treat. However, their limited product range and higher price point restrict their consumer base.

NoBaked's key advantage lies in its focus on flavor and premium ingredients, filling a gap in the market for indulgent, high-quality cookie dough. The mass-market brands cannot compete on flavor or quality, while health-focused competitors like Deux and Sweet Loren's are more aligned with dietary preferences rather than indulgence.

Current Stage and Roadmap

Current Stage

In 20224 NoBaked Cookie Dough gained nationwide distribution in the natural and independent grocery channel. The company currently sells into over 500 grocery stores, operates a small e-commerce business on Amazon and Shopify, and operates a scoop shop in Nashville with plans to begin franchising again in 2025.

Future Plans

NoBaked is focused on growth across all three of its main selling channels:

Wholesale: We aim to expand our presence in more grocery stores through UNFI, KEHE, and P10 Foods. This will involve attending trade shows, hiring brokers specific to those distributors, and collaborating with distributor sales teams.

E-commerce: Our future plans include scaling top-of-funnel advertising to increase brand awareness and drive online sales. We will also focus on converting customers to join our subscription program and email list to generate repeat business.

Scoop Shops (Franchising): We plan to grow our in-person presence by franchising mobile carts, which will buy pre-packaged dough from our wholesale business. These carts will not only drive sales but also serve as a way to increase brand awareness at festivals and events.

The company plans to use the proceeds from this funding round to increase marketing budgets inside all three channels.

The Team

Officers and Directors

Name: Ruth Megan Feeman

Ruth Megan Feeman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, President, and Director
  Dates of Service: March, 2017 - Present
  Responsibilities: Managing the product, brand, and vision. Salary is $50,000.

Name: James M Feeman

James M Feeman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operations Officer, Principal Accounting Officer, and Director
  Dates of Service: July, 2017 - Present
  Responsibilities: Managing company operations. Salary is $50,000.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such

professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $618,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority

shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design,

development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ruth Megan Feeman	4,500,000	Common Stock	50.0%
James Feeman	4,500,000	Common Stock	50.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 650,526 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 9,504,795 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

to be added

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are continuing to scale up or wholesale operation in a profitable and cash conscious manner. This may cause slower growth but will result in higher EBITDA for a potential private equity deal in the future. Past cash was primarily generated through crowdfunding, SBA loans, and revenue.. Our goal is to leverage our crowdfunding round and future cashflows to increase brand exposure which will improve product velocity on shelf, resulting in higher revenue per store and larger overall revenue for the brand without adding any overhead, therefore improving margins. The only non representative piece of our historic cash flows will come from the overweighting of our scoop shops revenue on our P&L in years where it made up 50% of revenue. In the future this shops contribution to our overall revenue will shrink as we scale our wholesale operations.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2024, the Company has capital resources available in the form of a shareholder loan in the amount of $100,000, and $50,000 cash on hand.

We have access to short-term 30 day terms from all of our suppliers.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are not critical but will help accelerate additional growth through more aggressive customer acquisition.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 70% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate indefinitely for the foreseeable future. If the Company raises the minimum funding goal of $124,000, we anticipate the Company will be able to operate indefinitely.. This is based on a current monthly burn rate of 0 for expenses. The Company has been profitable since 2023.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to operate indefinitely and grow quickly. Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are currently submitting the application for an SBA loan to consolidate all outstanding debt and give us access to working capital to keep up with inventory demands.

Indebtedness

- Creditor: First Home Bank
  Amount Owed: $225,000.00
  Interest Rate: 11.25%
  Maturity Date: May 29, 2039

- Creditor: Robert Blagovich
  Amount Owed: $100,000.00
  Interest Rate: 24.0%
  Maturity Date: October 01, 2025

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $9,029,555.25

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.70 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  82.5%
  NoBaked will use this capital to pay for marketing. This will go towards digital ads on social media platforms and on Google.

If we raise the over allotment amount of $617,999.70, we plan to use these proceeds as follows:

- StartEngine Platform Fees

5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  76.0%
  NoBaked will use the funds on influencer partnerships, product sampling, and giveaways, and to increase spend on top of funnel digital ads on social media and search. Our main goal with this marketing is to acquire new customers that have never heard of the NoBaked brand in order to prepare to launch into grocery stores.

- Company Employment
  15.0%
  NoBaked plans to hire new members of the team that will help guide and grow the company. This includes a new COO, VP of Marketing, an outsourced CFO, Production Manager, and Customer Service and Sales support staff.

- Working Capital
  2.5%
  NoBaked will improve the customer experience by investing in better packaging and web design.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://nobakedcookiedough.com/ (https://nobakedcookiedough.com/pages/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/nobaked

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR The NoBaked Company

[See attached]



The NoBaked Company
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: The NoBaked Company Management

We have reviewed the accompanying financial statements of The NoBaked Company (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
January 20, 2025

The NoBaked Company
STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	45,751	2,698
Accounts Receivable	22,258	32,748
Receivable - Related Party	194,485	146,146
Inventory	31,483	24,472
Other Current Assets	17,190	3,712
Total Current Assets	**311,167**	**209,776**
Non-Current Assets:		
Fixed Assets - net	21,340	24,920
Security Deposits	17,617	17,617
ROU Asset	182,046	214,468
Total Non-Current Assets	**221,003**	**257,005**
TOTAL ASSETS	**532,170**	**466,781**
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	90,200	73,038
Other Current Liabilities	7,854	5,507
Sales Tax Payable	-	-
Short Term Lease Liability	33,167	31,226
Total Current Liabilities	**131,221**	**109,771**
Non-Current Liabilities:		
Notes Payable - net	308,694	375,590
Line of credit	94,956	-
Long Term Lease Liability	160,921	194,088
Total Non-Current Liabilities	**564,571**	**569,678**
TOTAL LIABILITIES	**695,792**	**679,449**
EQUITY		
Common Stock	95	95
APIC	360,404	391,680
SAFE Notes	25,000	-
Accumulated Deficit	(549,121)	(604,443)
TOTAL EQUITY	**(163,622)**	**(212,668)**
TOTAL LIABILITIES AND EQUITY	**532,170**	**466,781**

See Accompanying Notes to these Unaudited Financial Statements

The NoBaked Company
STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2023	**2022**
Sales	1,235,667	1,178,477
Discounts & Refunds	28,917	27,034
Cost of Goods Sold	288,873	257,393
Gross Profit	**917,877**	**894,050**
Operating Expenses		
Selling, General & Administrative Expenses	406,396	367,577
Advertising & Marketing Expenses	79,583	183,714
Professional Expenses	5,889	37,642
Payroll Expenses	279,147	380,604
Research & Development Expenses	-	-
Operating Lease Expense	37,933	37,933
Depreciation Expense	7,259	3,462
Total Operating Expenses	**816,207**	**1,010,932**
Total Loss from Operations	**101,670**	**(116,882)**
Other Income (Expense)		
Other Income	2,131	117,262
Interest Expenses	(47,706)	(46,921)
Other Expense	(6,601)	(7,309)
Start up Expense	-	-
Total Other Income (Expense)	**(52,176)**	**63,032**
Net Income (Loss)	**49,494**	**(53,850)**

See Accompanying Notes to these Unaudited Financial Statements

The NoBaked Company
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		SAFE	APIC	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount				
Beginning balance at 1/1/22	9,496,098	95	-	362,402	(550,593)	(188,096)
Issuance of Common Stock	-	-	-	-	-	-
Prior Period Adjustment	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	29,278	-	29,278
Net loss	-	-	-	-	(53,850)	(53,850)
Ending balance at 12/31/22	9,496,098	95	-	391,680	(604,443)	(212,668)
Issuance of Common Stock	-	-	-	-	-	-
Prior Period Adjustment	-	-	-	-	5,828	5,828
Additional Paid in Capital	-	-	-	(31,276)	-	(31,276)
SAFE Issuance	-	-	25,000	-	-	25,000
Net loss	-	-	-	-	49,494	49,494
Ending balance at 12/31/23	9,496,098	95	25,000	360,404	(549,121)	(163,622)

See Accompanying Notes to these Unaudited Financial Statements

The NoBaked Company
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	49,494	(53,850)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	7,259	3,462
Accounts Receivable	10,490	(32,748)
Inventory	(7,011)	(3,556)
Receivable - Related Party	(48,339)	(116,923)
Other Current Assets	(13,478)	(1,236)
ROU Asset	1,196	2,265
Accounts Payable	17,162	62,833
Other Current Liabilities	2,347	(18,130)
Sales Tax Payable	-	(4,510)
Prior Period Adjustment	5,828	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(24,546)	(108,543)
Net Cash provided by (used in) Operating Activities	24,948	(162,393)
INVESTING ACTIVITIES		
Fixed Asset - net	(3,679)	(21,109)
Net Cash provided by (used in) Investing Activities	(3,679)	(21,109)
FINANCING ACTIVITIES		
Common Stock	-	-
APIC	(31,276)	29,278
SAFE Notes	25,000	-
Line of Credit	94,956	
Notes Payable - net	(66,896)	122,403
Net Cash provided by (used in) Financing Activities	21,784	151,681
Cash at the beginning of period	2,698	34,519
Net Cash increase (decrease) for period	43,053	(31,821)
Cash at end of period	45,751	2,698

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

The NoBaked Company ("the Company") was formed in Delaware on December 21, 2020. The Company earns revenue by offering their cookie dough in pint jars through online sales, at storefront scoops and sundaes locations, and by selling refrigerated pints in grocery stores nationwide. The Company has a nationwide presence and is actively expanding its reach through both e-commerce and brick-and-mortar channels. The Company's headquarters is in Nashville, Tennessee. The Company's customers will be located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $45,751 and $2,698 in cash as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company deemed an allowance was not necessary as of December 31, 2023 and 2022

Inventory

Inventory consisted primarily of raw materials and finished goods. Inventory at December 31, 2023 and December 31, 2022 stands at $31,483 & $24,472, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2023	2022
Kitchen A/C	15	21,109	21,109
Fridge/Freezers	5	10,862	10,862
Less Accumulated Depreciation		(10,631)	(7,051)
Totals		21,340	24,920

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company generates revenues by selling edible cookie dough. It sells its products online through its website, at scoop shops, where customers can purchase the product, and at various grocery stores through wholesale sales. For sales processed online or at one of its scoop shops, the Company generally collects payment at the time of the sale. For wholesale sales, payments are collected based on the agreed-upon terms. The Company's primary performance obligation is fulfilling customer orders.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of bank fees, insurance, restaurant supplies, license fees, contractors, employee benefits, utilities, travel, and other miscellaneous operating expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has receivables from Megan Feeman, Founder and CEO and Jimmy Feeman, Chief Strategy Officer totalling $194,485 and $146,146, as of December 31, 2023 and 2022, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On March 19, 2019, the Company entered into a lease agreement with AP Edgehill Investors, LLC for an 820-square-foot property located in Nashville, TN. The lease has a term of 120 months, commencing on March 19, 2019.

	Year Ending 2023-12
Lease Expense	
Operating Lease Expense	37,933
Total	37,933
Other Information	
Operating cash flows from operating lease	36,737
Weighted-average remaining lease term in years for operating leases	5.17
Weighted-average discount rate for operating leases	2.61%

Maturity Analysis	Operating
2024-12	37,839
2025-12	38,975
2026-12	40,144
2027-12	41,348
2028-12	42,589
Thereafter	7,133
Total Undiscounted Cash Flows	208,027
Less: Present Value Discount	(13,940)
Total Lease Liabilities	194,088

NOTE 5 – LIABILITIES AND DEBT

Notes Payable

The Company entered into a loan agreement with Square Capital on December 8, 2022, for $21,278. The Company was required to pay 18.25% of its daily receivables each month over, with the loan not exceeding an 18-month period. On July 7, 2023, consolidating the remaining amount of $2,670.80 due from the previous loan, the Company entered into a second agreement for $19,943. The Company paid this loan with 18.25% of its daily receivables each month over a maximum 18-month period. The balance of the loan as of December 31, 2023 is $7,405

The Company entered into a loan agreement with Ascentium on February 15, 2022. The original note amount was $21,109.44 at an interest rate of 12% per annum. Payments are made monthly with an installment of $439.78 over a 48-month period. The balance of the loan on December 31, 2023, is $11,434.28.

The Company entered into a loan agreement with Paypal on September 9, 2022, for $116,189. No interest is associated with payments, as each monthly payment consists of the principal amount and an associated fee. The Company is required to make monthly payments of $4,632. The balance of the loan as of December 31, 2023 is $72,218.12.

On May 29, 2019, the Company entered into a loan agreement for $350,000 at an interest rate of 11.25% per annum. Payments are made monthly, with an installment of $2,617.00. The maturity date for this loan is May 29, 2039, and the remaining balance is $238,909.31 as of December 31, 2023.

Line of Credit

In 2023, the Company entered into a line of credit agreement. Payments are made based on an agreed-upon percentage of gross sales until the advance amount is paid in full. The rates change with each advance. There are no maturity dates associated with these advances. As of December 31, 2023, the Company had a balance of $94,956.04.

Debt Summary											
				For the Year Ended December 2023				For the Year Ended December 2022			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Notes Payable	507,410	Various	Various	-	308,694	308,694	-	-	375,590	375,590	-
Line of Credit	-	-	Various	-	94,956	94,956	-	-	-	-	-
Total				-	403,650	403,650	-	-	375,590	375,590	-

NOTE 6 – EQUITY

The Company has authorized 100,000,000 of total shares with a par value of $0.00001 per share. There were 9,496,098 shares issued and outstanding as of December 31, 2023, and 2022

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreements for Future Equity (SAFE)

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2023, the Company entered into a single SAFE agreement (Simple Agreement for Future Equity) with a third party. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event, however, not bearing a discount rate. This agreement is subject to a valuation cap. The valuation cap of the agreement entered was $6,000,000.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 20, 2025, the date these financial statements were available to be issued.

In January 2024 the Company entered into a convertible note agreement for the purposes of funding operations. The principal of the note was $10,000. The note was convertible into shares of the Company's common stock at a 20% discount. The note was converted in July of 2024.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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GET A PIECE OF NOBAKED COOKIE DOUGH

Gourmet, Edible Cookie Dough

NoBaked Cookie Dough offers delicious, safe-to-eat raw and bakeable cookie dough, made from quality ingredients for a premium dessert. We sell products wholesale to independent and natural grocery stores like The Fresh Market as well as ecommerce delivery platforms like DoorDash and GoPuff. Our primary product in this channel is our 16oz pint jar of cookie dough.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

NoBaked
COOKIE DOUGH

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

Get Equity
$0.95 Per Share

PREVIOUSLY CROWDFUNDED
$464,594.74

MIN INVEST
$249.85

VALUATION
$9.03M

REASONS TO INVEST

Premium Dessert Line: Over 30 tested flavors with all-natural, vegan, and plant-based options. Products boast a 6-month shelf life.

Expanding Market: The refrigerated dough market was valued at $20.5B in 2022, projected to grow to $33.1B by

2030. Edible cookie dough represents 5% of this segment, with potential growth to $1.65B.

 **Successful Brand:** 619% growth in monthly wholesale volume over the past 12 months.

TEAM



Megan Feeman • Chief Executive Officer, President, and Director

Originally from Louisville, KY, Megan (Beaven) Feeman, moved to Nashville where she attended Belmont University and earned a degree in Music Business. After graduating in 2015 and working in the Music Industry, Megan realized more than ever that entrepreneurship was the path for her. Combining her love of cookie dough and her desire to be an entrepreneur, Megan founded NoBaked Cookie Dough in March of 2017. She has been honored as Nashvilles 30 under 30 class of 2019 and the 2019 NEXT Awards Young Entrepreneur of the Year. Though it began as an online store with pop-up shops at local events, followed by scoop shops and franchised locations, NoBaked has grown into a booming e-commerce operation, shipping cookie dough all across the United States. Megan and her husband, Jimmy Feeman, are excited to watch their company continue to grow as they grow their customer base and push into retail shops. In her free time, Megan enjoys traveling with Jimmy and their daughter, Aria, hiking with their dogs, SCUBA diving, and going to concerts.

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Jimmy Feeman • Chief Operations Officer, Principal Accounting Officer, and Director

Ohio native Jimmy Feeman graduated from Belmont in 2015 with a Bachelor of Business Administration in Finance. Prior to NoBaked, Jimmy worked at Jackson National in the sales and marketing department. Jimmy was also a consultant for the Tennessee Treasury Department. Jimmy's experience combined with his knowledge of business has lead the way for NoBaked to grow from a small pop-up into a thriving multi-store operation. When he is not helping Megan run the company, Jimmy enjoys traveling with Megan and their daughter, Aria, craft beer, outdoors activities, cheering on the Cleveland Browns, and going for runs with his dog, Bo.

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Lexie Luci • Operations Manager



Born and raised in California, Lexie made her way to Nashville where she graduated from Belmont University in 2015 with a Bachelors of Science, minoring in Psychology. Lexie has always loved working with people and has held many leadership & management positions from the Health & Fitness industry to Churches and non-profit organizations. Being a long time friend and fellow lover of the dough, Lexie found herself working alongside Jimmy & Megan, coordinating HR & Operations for NoBaked. When she's not working, Lexie stays busy as a wife, dog mom, and volunteer in her church and community.

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THE PITCH

NoBaked Cookie Dough: A Flavor-Driven Experience



Flavor Focused

Our cookie dough is beloved by over 1 million customers.

Variety of Sizes

Available in 3.5oz, 16oz, and 128oz (foodservice) sizes.

Extensive Flavors

Our recipe book features over 30 tested and proven flavors.

Long Shelf Life

All products have a 6-month shelf life.

Dietary Options

We offer all-natural, vegan, and

certified plant-based options.

NoBaked is revolutionizing the dessert market with its gourmet, edible cookie dough. Founded by a passionate entrepreneur, NoBaked's mission is to create desserts that are chef-driven, not lab-driven. We prioritize quality ingredients, immaculate taste, and unmatched consistency. Our cookie dough is safe to eat raw, thanks to our unique recipe that eliminates the need for eggs and uses heat-treated flour. So you can eat NoBaked Cookie Dough right out of the jar!

With a focus on flavor and innovation, NoBaked has quickly gained a loyal following. Our commitment to empowering entrepreneurs within our team and supply chain drives our company culture. As a woman-owned and led business, we have nationwide reach, selling in over 500 retail stores and distributed nationwide by UNFI, proving that our innovative, refrigerated snack is a game-changer in the dessert industry.

THE OPPORTUNITY
Don't Mind if I Dough

Our Flavors


NoBaked
COOKIE DOUGH
CHOCOLATE CHIP

Chocolate Chip


DAIRY FREE
NoBaked
COOKIE DOUGH
BROWNIE BATTER

Brownie Batter


DAIRY FREE
NoBaked
COOKIE DOUGH
CONFETTI SUGAR

Confetti Sugar


DAIRY FREE
NoBaked
COOKIE DOUGH
COOKIES 'N CREAM

Cookies 'N Cream

30+ additional flavors in stores!

In the crowded cookie dough market, many companies prioritize price or functionality over taste – leaving a significant gap for consumers seeking indulgent, premium products. We believe the mass-market brands cannot compete on flavor or quality, while health-focused competitors are more aligned with dietary preferences rather than indulgence and taste.

The growing demand for natural ingredients and exceptional flavors aligns with the NoBaked Cookie Dough goal: to offer a chef-driven cookie dough experience. Our focus on flavor, combined with the highest quality ingredients, sets us apart from the rest. And with over a million customers and a proven recipe book, we believe we've perfected our product and established our brand.

Our unique approach utilizes a vertically integrated business model, allowing for better quality control, flexible capacity, and higher profit margins. Our cookie dough is a unique, indulgent, and high-quality refrigerated snack that appeals to a wide range of customers. We've adopted an omnichannel approach, selling our products in grocery stores, online, and through our own scoop shops.

Sales Channels



Wholesale

We sell our 16oz pint jars to independent and natural grocery stores, as well as online delivery platforms like DoorDash and GoPuff.



Direct-to-Consumer

We sell our pint jars through our Shopify and Amazon stores.



Scoop Shops & Franchising

We operate branded dessert shops and sell at events.



Estimated Refrigerated Dough Market Growth

$20.5B — 2022

Projected CAGR of **5.5%**

$33.1B — 2030

Source

The refrigerated dough market is experiencing growth, (valued at $20.5B in 2022 and is projected to reach $33.1B by 2030) and is driven by North American consumer demand for convenient, ready-to-eat, and premium products. Whereas the Edible Cookie Dough Market is estimated to be 5% of the refrigerated dough market, valued at $1.025 billion– driven by product innovation and premium desserts. (Zion Market Research) (Value Market Research) (Value Market Research) (Cognitive Market Research) (Research & Markets).

NoBaked strives to lead this trend by offering a distinctive and delicious cookie dough experience. We target consumers seeking high-quality, indulgent alternatives to traditional desserts that provide value and affordable luxury. Plus, with a 6-month shelf-life, we offer a longer-lasting alternative to ice cream, making it a cost-effective option.

NoBaked has demonstrated impressive traction since its inception. With a 619% increase in wholesale volume over the past 12 months our product is available in 1,000 grocery stores. UNFI, the largest natural foods distributor, launched us nationwide into 11 more of their warehouses in 2024 and into 4 warehouses in 2023.

Our Traction:

- **Cases Shipped:** October 2023 we shipped 660 cases and this month we will ship 4080 cases, an increase of 619% in monthly wholesale volume over the past 12 months.
- **UNFI Sales Growth**: YOY Sales Growth from UNFI (the largest natural food distributor) East: +1096% National: +1278%. They launched us nationwide into 11 more of their warehouses in 2024 and into 4 warehouses in 2023
- **Distribution Growth:** In 2023 we launched 4 UNFI warehouses and 2 KEHE warehouses and with P10 Foods, in 2024 we launched 11 new UNFI warehouses going from just 2 distribution centers in the beginning of 2023 to over 18 today.
- **Active Retailer Growth:** in January 2023 we were in less than 100 retail doors today we are in over 500 and growing.
- **New Launches:** This Quarter we will be launching with new retailers including GoPuff, Festival Foods, Lunds & Byerlys, Urm Grocery Stores, and more which total over 200 more doors.

Achievements & Recognition (Founders' Accomplishments)

- **Forbes 30 Under 30:** Both Megan and Jimmy were recognized on the 2023 Forbes 30 Under 30 list.
- **Nashville 30 Under 30:** Megan was named a Nashville 30 Under 30 in 2019.
- **Entrepreneurial Awards:** Megan was a recipient of the 2019 NEXT Awards Young Entrepreneur of the Year and has been a Belmont 100 Entrepreneur since 2019.
- **TedX Speaker:** Megan delivered a TedX Talk titled "Fears are Meant to be Faced."
- **Media Recognition:** NoBaked has been featured on Food Network, Eater, Louisville Business First, and local news channels.

Past performance is not a guarantee of future results. While we strive to achieve continued growth, market conditions, economic factors, and other external influences may impact our ability to maintain this momentum.

WHY INVEST

Join NoBaked Cookie Dough

Be part of the NoBaked success story


NoBaked
COOKIE DOUGH

With a strong foundation, proven market traction, and ambitious growth plans, NoBaked Cookie Dough is ready to redefine the cookie dough market. By investing in NoBaked, you're not just supporting a delicious product; you're backing a company that's committed to innovation, quality, and sustainable growth.

Join us today and be part of the NoBaked success story.

Invest in NoBaked Cookie Dough: *Don't mind if I dough.*

ABOUT

HEADQUARTERS

1200 Villa Pl #113
Nashville, TN 37212

WEBSITE

View Site ⧉

NoBaked Cookie Dough offers delicious, safe-to-eat raw and bakeable cookie dough, made from quality ingredients for a premium dessert. We sell products wholesale to independent and natural grocery stores like The Fresh Market as well as ecommerce delivery platforms like DoorDash and GoPuff. Our primary product in this channel is our 16oz pint jar of cookie dough.

TERMS

NoBaked Cookie Dough

Overview

PRICE PER SHARE
$0.95

VALUATION
$9.03M

DEADLINE ⓘ
Apr. 25, 2025 at 6:59 AM UTC

FUNDING GOAL ⓘ
$124K - $618K

Breakdown

MIN INVESTMENT ⓘ
$249.85

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$617,999.70

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
130,526

MAX NUMBER OF SHARES OFFERED
650,526

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$209,776	$311,167
Cash & Cash Equivalents	$2,698	$45,751
Accounts Receivable	$32,748	$22,258
Short-Term Debt	$109,771	$131,221
Long-Term Debt	$569,678	$564,571
Revenue & Sales	$1,178,477	$1,235,667
Costs of Goods Sold	$257,393	$288,873
Taxes Paid	$0	$0
Net Income	-$53,850	$49,494

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Loyalty Bonus | 10% Bonus Shares

As a previous investor of NoBaked Cookie Dough, you are eligible for an additional 10% bonus shares.

Time-Based Perks

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based Perks

$1,000 | Tier 1

Receive one free pint jar 2 Pack

$2,500 | Tier 2

Receive one free pint jar 4 Pack + 15% discount for life.

$5,000 | Tier 3

Receive one free pint jar 4 Pack + 20% discount for life. + 10% bonus shares.

$10,000 | Tier 4

Receive one free pint jar 4 Pack + 20% discount for life + 20% bonus shares.

$25,000 | Tier 5

Receive one free pint jar 4 Pack + 20% discount for life + 30% bonus shares.

$50,000 | Tier 6

Receive one free pint jar 4 Pack + 20% discount for life + 40% bonus shares+ Trip to Nashville to see the production facility and dinner with the founders.

**All perks occur when the offering is completed.*

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

The NoBaked Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.95 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $104.5. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus[,]/[[and] the Loyalty Bonus[,]/[and the Audience Bonus]] in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Administrative Expenses" not strictly for administrative purposes.

PRESS



USA Today
Edible cookie dough craze hits the heartland

View Article

Nashville News Channel 5
Woman Launches Raw Cookie Dough Stand In Nashville

View Article

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Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+? ⌃

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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